

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2015

Mark A. Smith
Chief Executive Officer
Geospatial Corporation
229 Howes Run Road
Sarver, PA 16055

> **Re:** **Geospatial Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 19, 2015**
> **File No. 333-194824**

Dear Mr. Smith:

We have reviewed your amended registration statement and have the following comments.

General

1.   Please note that an at-the-market resale offering under Rule 415 is not available for registrants that are quoted on the OTC Pink Sheets. Please revise to provide a fixed price for your resale offering until you are quoted by the OTC Bulletin Board, the OTCQX or OTCQB or are listed on an exchange.

Exhibit 10.24

2.   We note that the conversion price of the secured promissory note is equal to 75% of the average closing bid prices of your common stock for the 10 days preceding the conversion date. Revise your prospectus to include risk factor disclosure that discusses the risks to investors associated with the issuance of a convertible note with a fluctuating conversion rate that is set at a discount to market prices during the period immediately preceding conversions. Provide meaningful quantitative data concerning the potential impact of market price declines on the number of securities issuable under the convertible note.

Exhibit 23.1

3.   The auditor's consent references a report dated March 31, 2015 relating to schedules contained in Part II of the Registration statement. We could not locate the referenced report in Part II. Please revise your filing to provide this opinion.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. For questions regarding all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: David J. Lowe, Esq.
Sherrard, German & Kelly, P.C.